Filed pursuant to Rule 433

Registration Statement No. 333-145919

February 4, 2009

$65,600,000 Underwritten Treasury Offering of Units

Terms and Conditions

ISSUER:	Hecla Mining Company. (“Hecla” or “the Company”)

ISSUE:	32,000,000 Treasury offering of Units

UNITS:

Each Unit shall consist of one common share in the Company (“Share”) and  1/2 of one common share purchase warrant of the Company (“Warrant”). Each whole Warrant shall be exercisable into one common share of the Company (“Warrant Share”) at an exercise price of $2.50 (USD) for a period of 5 1/2 years (the “Warrant Term”) from the Closing Date.

The Warrant Shares may not be exercised for the first six months from the Closing Date. The initial exercise date of the Warrants is six months after the Closing Date pursuant to U.S. Rule 144. The Warrants are fully transferable during the Warrant Term.

ISSUE PRICE:	$2.05 (USD) per Unit

ISSUE AMOUNT:	$65,600,000 (USD)

OVER-ALLOTMENT OPTION:	The Company has agreed to grant the Underwriters an over-allotment option of 15% of the Issue, exercisable in whole or in part at the Issue Price until February 27, 2009 following Closing, to cover over-allotments, if any.

USE OF PROCEEDS:	The net proceeds from the offering will be utilized for general corporate purposes, including: 1) repayment in full of the outstanding $40MM bridge loan, and 2) general working capital requirements.

FORM OF OFFERING:	Firm-commitment underwritten public offering in the U.S. pursuant to a registration statement on Form S-3 that was filed and became effective on September 7, 2007.

LISTING:	The Common Shares are listed on the New York Stock Exchange (NYSE) under the symbol “HL.”

CLOSING DATE:	February 10, 2009

GROSS SPREAD:	5.5%

ELIGIBILITY:	No eligibility restrictions of the Common Shares in the United States. The Common Shares may be sold to Canadian residents (excluding residents of Quebec) who qualify as institutional accredited investors under applicable Canadian securities laws, in transactions that are exempt from the registration and prospectus requirements of such laws. Any Common Shares sold to Canadian residents may be resold only in accordance with further exemptions from such registration and prospectus requirements.

UNDERWRITER:	Canaccord Adams Inc. and Canaccord Capital Corporation (collectively, “Canaccord Adams”).

Hecla has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the base prospectus in that registration statement, the final prospectus, when available, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Hecla, any underwriter or any dealer participating in the offering will arrange to send you the base prospectus or, when available, the final prospectus if you request it by calling 1-800/225-6201.